NEWS RELEASE

Canarc to Purchase Two Windfall Hills Gold Properties Northwest of Newgold’s Blackwater Gold Deposit in Central British Columbia

Vancouver, Canada – May 15, 2013 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF) announces that it has executed two separate purchase agreements to buy out the Windfall Hills gold properties held under two separate option agreements with Atna Resources Ltd. and David Dunn.

Canarc will issue 1,500,000 common shares to Atna and 500,000 common shares to Dunn to buy out their respective properties, subject to NSR royalties on mineral production.  The Company purchased these two prospective gold properties to eliminate significant future cash payments pursuant to the two previous option agreements.

The “Atna” properties consist of 2 mineral claims totalling 959 hectares and the adjacent “Dunn” properties consist of 8 mineral claims totalling 3242 hectares.  These properties, together called the “Windfall Hills” gold project, are situated about 90 kilometers northwest of Newgold’s 9.5 million ounce Blackwater gold deposit within the same geological belt of Tertiary volcanic rocks.

Gold mineralization at Windfall Hills is associated with quartz stock-works and alteration zones of silica, pyrite, K-feldspar, sericite and clay. Anomalous gold, silver, and arsenic values appear to be associated with areas of more intense multiple-stage silicification and brecciation. Rock-chip samples have returned values up to 5.7 gpt gold and numerous samples assayed over 1.0 gpt gold.

Canarc has outlined two gold-silver geochemical soil anomalies on the properties within the area of previously defined IP-resistivity anomalies to help define the initial drill targets.  Canarc is seeking a partner to conduct a Phase 1 drill program at Windfall Hills in 2013 and test for “Blackwater” type bulk tonnage epithermal gold-silver mineralization.

Bradford Cooke, Chairman and CEO of Canarc, commented, “We are happy to purchase these two prospective gold properties as it reduces our total acquisition costs and gives us more flexibility in bringing in a partner to drill them.  Although we have identified an initial drill target, the properties appear to have good potential for additional mineralized zones.”

James Moors, B.Sc., P.Geo, Vice President, Exploration for Canarc, is the Qualified Person who reviewed both the current and historic data and approved this news release.

CANARC RESOURCE CORP.

/s/     “Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF).  The Company is currently seeking to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage, and to acquire its first operating gold mine in North America.  Canarc is also focused on finding partners to explore its Windfall Hills gold properties in central BC and the Tay LP gold property in the Yukon Territory.

For More Information - Please contact:

Gregg Wilson, Vice-President (Investor Relations), or Maelle Trevedy, Investor Relations Assistant

Toll Free: 1-877-684-9700

Tel: (604) 685-9700

Fax: (604) 685-9744

Email: info@canarc.net

Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.